SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1
English translation of letter to the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission), dated August 3, 2010, regarding “Transfer of shares of Compañía Internacional de Telecomunicaciones S.A.”

Item 1

Telefónica de Argentina S.A. Telefónica Holding de Argentina S.A.

Buenos Aires, August 3rd, 2010

Messrs.
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Transfer of shares of Compañía Internacional de Telecomunicaciones S.A.

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (“TASA”) and Telefónica Holding de Argentina S.A. (“THA”) domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of Chapter XXI, section 2, Resolution No. 368/01 of the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission).

In this respect, please be informed that Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), controlling company of TASA and a company controlled by THA, has been notified by the shareholders of Telefónica Internacional S.A. (“TISA”) and Telefónica International Holding B.V. (“TIHBV”) of share transfer agreements regarding Cointel common shares entered into between TISA and Telefónica Móviles Argentina Holding S.A. (“TMAH”) and between TIHBV and TMAH, whereby: (i) TMAH agreed to purchase from TISA 672,546,390 registered common shares, par value $ 0.10 and entitled to one vote per share of COINTEL; and (ii) TMAH agreed to purchase from TIHBV 1,418,500,000 registered common shares, par value $ 0.10 and entitled to one vote per share of COINTEL.

The agreements  between TISA and TMAH between TIHBV and TMAH foresee a subsequent transaction scheme until completing the transfer of the total indicated number of shares. For this reason, upon finalizing the transactions, the Commission will be advised of COINTEL’s shareholding composition.

Yours sincerely,

/s/ Pablo Luis Llauró
Pablo Luis Llauró
Telefónica de Argentina S.A.
Telefónica Holding de Argentina S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	August 4, 2010	By:	/s/ Mariano Javier Rodríguez
			Name:	Mariano Javier Rodríguez
			Title:	Assistant General Counsel